

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 28, 2006

via U.S. mail and facsimile

Michael Jacobi
Chief Financial Officer
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

> **Re: Ciba Specialty Chemicals Holding Inc.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed February 1, 2006**
> **File No. 333-56040**

Dear Mr. Jacobi:

We have reviewed your response letter dated October 31, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects., page 39

Critical Accounting Policies, page 42

1. We note your response to comment 1 in our letter dated October 16, 2006. It remains unclear to us how you determined your reporting units are your operating segments in accordance with paragraph 30 of SFAS 142. Please provide us with a more comprehensive analysis of the guidance in EITF Topic D-101 regarding your identification of reporting units in accordance with paragraph 30 of SFAS 142. We note that you have separate Heads of Plastic Additives, Coating Effects and Water & Paper Treatment. Please provide us with an organizational chart that includes the level of personnel below the Heads of your operating segments, whether it is at the business line, geographic, or some other level. If you do not believe the Heads of

your operating segments are segment managers in accordance with paragraph 14 of
SFAS 131, please provide us with your analysis of how you made such a
determination and who meets the definition of a segment manager.

Assuming the Heads of your operating segments are segment managers in accordance
with paragraph 14 of SFAS 131, please tell us how the Heads of your operating
segments manage their respective segments. Specifically, tell us the types of
information / reports that they review to manage their respective businesses. Please
confirm that the financial information the Heads of your operating segments use to
manage their businesses is only at the operating segment level; otherwise, please tell
us at what level the information is further disaggregated. If the Heads of your
operating segments do review financial information at a level below the operating
segment level (i.e., a component) and you continue to believe that this level is not a
reporting unit because the component does not constitute a business, please tell us
how you made such a determined based on the guidance in EITF No. 98-3.

Finally, if you have since determined that your reporting units are a level below your
operating segments, please revise your goodwill impairment tests for each period
presented. Please also provide us with the results of such tests. Otherwise, please
provide us with your comprehensive analysis of how you determined it is appropriate
to aggregate the reporting units up to the operating segment level in accordance with
paragraph 30 of SFAS 142 and EITF Topic D-101.

Business Segment Data, page F-7

2. We note your response to comment 4 in our letter dated October 16, 2006. While we
understand that your business lines may not represent different groupings of similar
products, it appears that each of your reportable segments may offer different
products, as described on pages 17-24 of your Form 20-F. Such descriptions refer to
several groups of products and product lines. In future filings, please include revenue
from external customers by each of the products and product lines disclosed on these
pages, or tell us how you determined each of the products and product lines are
similar. Please refer to Section II.L.3. of the SEC Current Accounting and
Disclosures Issues in the Division of Corporation Finance dated December 1, 2005
where we note that your assessment of similar products should not be overly broad.

* * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter on EDGAR that keys your
responses to our comments and provides any requested information. Detailed response
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

You may contact Tracey Houser at (202) 551-3736, or in her absence, Nili Shah at (202) 551-3255, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant